Aberdeen Funds 5 Tower Bridge 300 Barr Harbor Drive, Suite 300 West Conshohocken, PA 19428

November 6, 2008

Via EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-9303

Attention: Mr. James O’Connor

Re:	Aberdeen Funds
File Nos. 811-22132 and 333-146680

Dear Mr. O’Connor:

     On behalf of Aberdeen Funds (the “Registrant”) and the Aberdeen Core Plus Income Fund, below you will find the Registrant’s responses to the comments conveyed by you on October 10, 2008, with regard to Post-Effective Amendment Nos. 3/5 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 25, 2008, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) to register shares of the Aberdeen Core Plus Income Fund. Please be advised that the Registrant is filing a delaying amendment pursuant to Rule 485(b)(1)(iii) of the Securities Act in order to establish November 16, 2008, as the new effective date for the Aberdeen Core Plus Income Fund.

     Below we have provided the text at issue, your comment and the Registrant’s response. These responses will be incorporated in to a filing made pursuant to Rule 485(b) of the Securities Act which will contain the responses to this Amendment as well as responses to comments conveyed by you on October 20, 2008 regarding Post-Effective Amendment Nos. 4/6 to the Registrant’s N-1A, filed with the SEC on September 2, 2008 by the Registrant on behalf of the Aberdeen Core Income Fund. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1. Text: Introduction to the Aberdeen Core Plus Income Fund: “The Core Plus Income Fund’s investment objective can be changed without shareholder approval.”

U.S. Securities and Exchange Commission November 6, 2008 Page 2

Comment: If applicable, consider adding language that notice will be provided to shareholders in the event that the investment objective is changed.

    Response: The statement has been revised to read: “[The] Fund’s investment objective can be changed without shareholder approval, although you will receive notice of any material change.”

2. Text: Section 1 Fund Summary and Performance: disclosure notes that the Fund may invest in derivative instruments including swaps and credit derivatives.

    Comment: Consider adding disclosure that identifies the extent to which the Fund will be invested in swaps, especially credit default swaps, and credit derivatives (i.e., the percentage of assets devoted to these instruments and whether these are principal investment strategies).

    Response: The Core Plus Income Fund will not be investing in credit swaps and credit derivatives as a principal strategy. The following disclosure has been added to Section 2 Additional Information about
    Investments, Investment Techniques and Risks: Derivatives: “For the Core
    Plus Fund, it is anticipated that the notional exposure to credit derivatives will not exceed 20% and the notional exposure to derivatives overall will not exceed 25%.”

3. Comment: If the Fund will be extensively investing in derivatives and is expected to experience high portfolio turnover, consider disclosing that the
    Fund will distribute substantial amounts of short-term capital gains which will be taxable to investors and, as a result, investors may need to adjust their quarterly estimated taxes.

    Response: Although the Fund will not be investing extensively in derivatives, the Fund’s investment adviser does anticipate that the Fund will have portfolio turnover in excess of 100%. Accordingly, the following has been added to Section 1 Fund Summary and Performance:
    Principal Risks: “Portfolio Turnover. The Core Plus Income Fund is
    actively managed. As such, the Fund may have high portfolio turnover and the portfolio turnover rate is anticipated to exceed 100% per year. A higher portfolio turnover rate increases transaction costs and, as a result, may adversely impact the Fund’s performance. High portfolio turnover may also increase share price volatility and may generate more short-term capital gains that will generally be taxable to Fund shareholders as ordinary income.”

U.S. Securities and Exchange Commission November 6, 2008 Page 3

4. Text: Fee and Expenses Table Footnote 9: “The Trust and the Adviser
    have entered into a written contract limiting operating expenses…through
    February 28, 2009…. This limit excludes certain Fund expenses including… Acquired Fund Fees and Expenses.”

    Comment: The expense agreement should be for at least one year if the
    Fund wants to show net expenses in the table. If the Fund will incur
    Acquired Fund Fees and Expenses above .01% (the de minimis amount), add a row to the Fees and Expenses Table reflecting Acquired Fund Fees and Expenses.

    Response: Regarding the Expense Limitation Agreement, Footnote 8 of
    the Fees and Expenses table has been revised to indicate that the waiver will remain in effect at least through the Fund’s first year of operations.
    Additionally, please be advised that the Core Plus Income Fund does not anticipate investing in other investment companies and, therefore, a line reflecting the Acquired Fund Fees and Expenses has not been added to the
    Fee and Expenses table.

5. Text: Investing with Aberdeen Funds- Choosing a Share Class and
    Comparing Class A and Class C Shares.

    Comment: Expand this section to include more information to enable an investor to decide which share class is the best given his circumstances.

    Response: The Core Plus Income Fund has provided expanded disclosure regarding choosing a Share Class. The section now states:

    When selecting a share class, you should consider the following:
     · which share classes are available to you;
     · how long you expect to own your shares;
     · how much you intend to invest;
     · total costs and expenses associated with a particular share class; and
     · whether you qualify for any reduction or waiver of sales charges.

Your financial adviser can help you to decide which share class is best suited to your needs.

The Aberdeen Funds offer several different share classes each with different price and cost features.

     · Class A Shares. If you are making an investment of $100,000 or more that qualifies for a reduced sales charge, you should consider purchasing Class A shares.
     · Class C Shares. If you are uncertain as to how long you will hold your shares and would prefer not to pay an initial sales charge you might consider Class C shares. By not paying a front-end sales charge,

U.S. Securities and Exchange Commission November 6, 2008 Page 4

your full investment immediately goes toward buying shares.
       However, Class C shares are subject to a distribution and service fee, which will cause Class C shares to have a higher expense ratio and thus, make lower dividend payments (to the extent there are dividend payments) than Class A shares. Additionally, if you redeem your shares within one year, you are subject to a 1% contingent deferred sales charge.

    The table below provides a further comparison of Class A and Class C shares, which are available to all investors.

    In addition to Class A and Class C shares, each Fund also offers Class R,
    Institutional Service Class and Institutional Class shares which are only available to institutional accounts. Class R, Institutional Service Class and
    Institutional Class shares are subject to different fees and expenses, have different minimum investment requirements, and are entitled to different services. For eligible investors, Class R, Institutional Service Class and
    Institutional Class shares may be more suitable than Class A or Class C shares.

    Before you invest, compare the features of each share class, so that you can choose the class that is right for you. We describe each share class in detail on the following pages. Your financial adviser can help you with this decision. When you buy shares, be sure to specify the class of shares.
    If you do not choose a share class, your investment will be made in
    Class A shares. If you are not eligible for the class you have selected, your investment may be refused. However, we recommend that you discuss your investment with a financial adviser before you make a purchase to be sure that the Fund and the share class are appropriate for you. In addition, consider the Fund’s investment objectives, principal investment strategies and principal risks to determine which Fund and share class is most appropriate for your situation.

6. Text: Investing with Aberdeen Funds - Share Price: “The purchase or
    ‘offering’ price for Fund shares is the NAV (for a particular class) next determined after the order is received by the Fund’s transfer agent or an authorized intermediary, plus any applicable sales charge.”

    Comment: Since the Fund may accept or reject orders, consider adding language that the order will get the next computed net asset value after it is received in good form.

    Response: The disclosure now reads: “The purchase or ‘offering’ price for Fund shares is the NAV (for a particular class) next determined after the order is received in good form by a Fund’s transfer agent or an authorized intermediary, plus any applicable sales charge.”

U.S. Securities and Exchange Commission November 6, 2008 Page 5

     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Please do not hesitate to contact Kenneth L. Greenberg at (215) 564-8149 or Katherine R. Mason at (215) 564-8006, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Lucia Sitar
Lucia Sitar, Esq.
Secretary
Aberdeen Funds